

August 16, 2011

Via E-Mail
Mr. Yi Lung Lin
President and Chief Executive Officer
Genufood Energy Enzymes Corp.
Two Allen Center
1200 Smith Street, Suite 1600
Houston, Texas 77002

      Re: Genufood Energy Enzymes Corp.
              Registration Statement on Form S-1/A
              Filed July 27, 2011
              File No. 333-171784

Dear Mr. Lin:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Cover Page

1. Please revise your statement on at the top of the page that the selling shareholders are offering all of the shares offered through your prospectus to clarify that the selling shareholders are offering 888,472 of the shares and the remaining 10,000,000 shares are being offered by the company for its own account.

Summary Financial Information, page 8

2. As originally requested in prior comment six, please update your income statement information to include data from the date of inception to the latest balance sheet presented.

Risk Factors, page 8

3. Please add a risk factor that makes clear to investors that the safety and efficacy of your products is not subject to independent clinical testing, that the various governmental regulatory bodies overseeing the promotion and sale of your products in your markets have not verified any of the positive health benefits you attribute to your products, and that any claim of health benefits that you make with respect to your products has not been independently substantiated and therefore your products may not produce the positive health benefits that you ascribe to them.

4. Please revise to include a risk factor, other risk disclosure that discusses the apparent concentration of all accounting and financial reporting responsibilities in Yi Lung Lin. Include a description of the experience and qualifications of Yi Lung Lin, regarding the preparation of your U.S. GAAP financial statements and your compliance with securities rules and regulations.

Dilution, page 15

5. Please disclose how the net tangible book value of $51,364 was derived from your March 31, 2011 balance sheet.

6. For all sale scenarios, please revise to disclose the "increase per share attributable to new investors" as the difference between the "net tangible book value per share prior to offering" (i.e. nil) and "net tangible book value per share after offering."

Description of Securities, page 21

7. Please revise the date under the heading, Common Stock, to be March 31, 2011.

Description of Business, page 22

8. Please include a legend that clarifies that the product images included in your prospectus are images of products that are not currently being sold, are not generating any revenue and are only products that you intend to sell.

Plan of Operation, page 42

9. Please explain how you have accounted for the $170,000 stock payable to TCEEC. In this regard, we note the proceeds of the shares sold recorded in the amount of $400,000 in your statement of stockholders equity and cash received from stock payable of $70,000 in your cash flow statement. Explain how you accounted for the remaining $100,000 of cash received, as reflected in the total received from TCEEC of $570,000, as of the date of your prospectus.

Certain Relationships and Related Transactions, page 50

10. Please revise your disclosure here so that it includes all of the transactions you have provided on page F-21 under Note 7 – Related Party Transactions. With respect to the transactions between the Company and the consulting company, of which the CEO is the managing director, please identify the consulting company and describe the consulting services rendered.

Financial Statements for the period ended September 30, 2010
Notes to Financial Statements
Note 1—Basis of Presentation and Significant Accounting Policies
Income Taxes, page F-7

11. You still disclose a 34% effective tax rate for fiscal 2010, when based on your reconciliation of the US statutory rate to your effective rate, your effective tax rate appears to be zero. As originally requested in prior comment 12, please revise your disclosure to correct this inconsistency.

Note 4-Convertible Accounts Payable to Related Party, page F-10

12. Please refer to prior comment 14. Your revised disclosure states that $80,000 of the non-convertible amount was still owed. Please correct this disclosure to state that $50,000 of the non-convertible amount was still owed, consistent with the amount in your response.

Note 6—Common Stock, page F-20

13. In order for us to fully understand the equity fair market valuations reflected in your financial statements, please provide an itemized chronological schedule covering all equity instruments issued from June 21, 2010 through the date of your response and provide the following information separately for each equity issuance:
    a. The date of the transaction;
    b. The number of shares issued or options granted;
    c. The exercise price or per share amount paid;
    d. Management's fair market value per share estimate and whether or not the valuation used to determine the fair value of the equity instruments was contemporaneous or retrospective;
    e. The identity of the recipient, indicating if the recipient was a related party; and
    f. Nature and terms of concurrent transactions.

    Also, please progressively bridge management's fair market value determinations to the current estimated IPO price range of $0.30 per share. In particular, explain to us why you valued the shares issued to TCEEC on October 10, 2010 at $0.008 per share, when you had previously issued shares on July 6, 2010 at $0.10 to $0.25 per share, and whether or not any expense was recorded for the discount you provided to TCEEC. Reconcile and explain the differences between your estimated initial offering price and the fair values included in your analysis. Provide us with a chronology of events leading to the filing of your IPO, including when discussions began with potential underwriters. Continue to provide us with updates to the above analysis for all equity-related transactions through the effectiveness date of your registration statement.

Unaudited Financial Statements for the Six Months Ended March 31, 2011
Notes to Unaudited Financial Statements
Note 1—Basis of Presentation and Significant Accounting Policies
Income Taxes, page F-18

14. Your disclosure refers to "the year ended March 31, 2011" and "the effective rate for the fiscal year 2011." Please revise your disclosure to correctly describe the interim periods presented.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Frank Wyman at 202-551-3660 or Donald Abbott at 202-551-3608 if you have questions regarding comments on the financial statements and related matters. Please contact Michael Rosenthall at 202-551-3674, Daniel Greenspan, Branch Chief, at 202-551-3623 or me at 202-551-3715 with any other questions.

Sincerely,

/s/ Daniel Greenspan for

Jeffrey P. Riedler
Assistant Director